Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, TransAtlantic Petroleum Ltd. (the “Company,” “we,” “us,” and “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common shares, $0.10 par value per share (the “Common Shares”).

Description of Capital Stock

The following summary of our capital stock does not purport to be complete and is subject to and qualified in its entirety by reference to our Altered Memorandum of Continuance (the “Memorandum of Continuance”), our Memorandum of Increase of Share Capital (the “Memorandum of Increase”), our Certificate of Designations of 12% Series A Convertible Redeemable Preferred Shares (the “Certificate of Designations”) and our Amended Bye-Laws (the “Bye-Laws”). Copies of the Memorandum of Continuance, the Bye-Laws, Certificate of Designations and the Memorandum of Increase have been filed with the Securities and Exchange Commission as Exhibits 3.2, 3.3, 3.4 and 3.5, respectively, to our Annual Report on Form 10-K.

Shares Generally

Pursuant to the Memorandum of Continuance, the Memorandum of Increase and the Bye-Laws, we are authorized to issue 200,000,000 Common Shares and 100,000,000 undesignated shares of par value $0.01 each (the “Undesignated Shares”). From the Undesignated Shares, pursuant to the Certificate of Designations, the Company created a series of preferred shares, designated as the “12.0% Series A Convertible Redeemable Preferred Shares,” par value $0.01 per share (the “Series A Preferred Shares”). The authorized number of Series A Preferred Shares is 950,000 shares. The Bye-Laws permit our board of directors to authorize us to repurchase our shares whether for cancellation or to be held as treasury shares, provided we are, after the repurchase, able to pay our liabilities as they become due. The Bye-Laws permit us to issue redeemable shares.

Common Shares

Holders of our Common Shares are entitled to one vote per share on all matters submitted to a vote of the shareholders. The Bye-Laws do not provide for cumulative voting. Any action to be taken by the shareholders at any meeting at which a quorum is in attendance is decided by the affirmative vote of a majority of the votes cast at such meeting, except as otherwise set forth in the Bye-Laws or the Companies Act 1981 of Bermuda (the “Companies Act”).

An amendment of certain specified provisions of the Bye-Laws requires an affirmative vote of at least 80% of the issued Common Shares entitled to vote, and any alteration or abrogation of any rights attached to any class of shares requires (i) consent in writing of 100% of the issued shares of that class or (ii) the approval of the holders of not less than 75% of the issued shares of that class. In addition, the following actions requires an affirmative vote of no less than two-thirds of the votes cast: amalgamations, sale, lease or exchange of substantially all of our assets, voluntary winding up or continuance to a foreign jurisdiction. There are no limitations imposed by Bermuda law or the Bye-Laws on the right of shareholders who are not Bermuda residents to hold or vote their Common Shares. Holders of our Common Shares do not have any pre-emptive rights.

Under the Bye-Laws and Bermuda law, our board of directors may declare and pay dividends from time to time unless there are reasonable grounds for believing that we are, or after the payment would be, unable to pay our liabilities as they become due or that the realizable value of our assets would thereby be less than the aggregate of our liabilities and issued share capital and share premium accounts. Each Common Share is entitled to dividends only if, as and when dividends are declared by our board of directors. The payment of future dividends, if any, is determined by our board of directors.

In the event of our liquidation, dissolution or winding up, holders of Common Shares are entitled to share rateably in proportion to their shareholding in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any outstanding preference shares. As of December 31, 2019, we had 62,230,058 Common Shares outstanding.

Preferred Shares

The Company is authorized to issue 950,000 Series A Preferred Shares with such rights, preferences, privileges and restrictions, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences as designated by the board of directors in the Certificate of Designations, which could affect the holders of Common Shares. As of December 31, 2019, we had 921,000 Series A Preferred Shares issued and outstanding. Pursuant to the Certificate of Designations, each Series A Preferred Share may be converted at any time, at the option of the holder, into 45.754 Common Shares (which is equal to an initial conversion price of approximately $1.0928 per Common Share and is subject to customary adjustment for stock splits, stock dividends, recapitalizations, or other fundamental changes).

If not converted sooner, on November 4, 2024, we are required to redeem the outstanding Series A Preferred Shares in cash at a price per share equal to the liquidation preference plus accrued and unpaid dividends.  At any time on or after November 4, 2020, we may redeem all or a portion of the Series A Preferred Shares at the redemption prices listed below (expressed as a percentage of the liquidation preference amount per share) plus accrued and unpaid dividends to the date of redemption, if the closing sale price of the Common Shares equals or exceeds 150% of the conversion price then in effect for at least 10 trading days (whether or not consecutive) in a period of 20 consecutive trading days, including the last trading day of such 20 trading day period, ending on, and including, the trading day immediately preceding the business day on which we issue a notice of optional redemption. The redemption prices for the 12-month period starting on the date below are:

Period Commencing	Redemption Price
November 4, 2020	105.000%
November 4, 2021	103.000%
November 4, 2022	101.000%
November 4, 2023 and thereafter	100.000%

Additionally, upon the occurrence of a change of control, we are required to offer to redeem the Series A Preferred Shares within 120 days after the first date on which such change of control occurred for cash at a redemption price equal to the liquidation preference per share plus any accrued and unpaid dividends.

Dividends on the Series A Preferred Shares are payable quarterly at our election in cash, Common Shares, or a combination of cash and Common Shares at an annual dividend rate of 12.0% of the liquidation preference if paid in cash or 16.0% of the liquidation preference if paid in Common Shares. If paid partially in cash and partially in Common Shares, the dividend rate on the cash portion is 12.0%, and the dividend rate on the Common Share portion is 16.0%. Dividends are payable quarterly, on March 31, June 30, September 30, and December 31 of each year.  The holders of the Series A Preferred Shares are also entitled to participate pro-rata in any dividends paid on the Common Shares on an as-converted-to-Common Shares basis.

Except as required by Bermuda law, the holders of Series A Preferred Shares have no voting rights, except that for so long as at least 400,000 Series A Preferred Shares are outstanding, the holders of the Series A Preferred Shares voting as a separate class have the right to elect two directors to our board of directors.  For so long as between 80,000 and 399,999 Series A Preferred Shares are outstanding, the holders of the Series A Preferred Shares voting as a separate class have the right to elect one director to our board of directors.  Upon less than 80,000 Series A Preferred Shares remaining outstanding, any directors elected by the holders of Series A Preferred Shares shall immediately resign from our board of directors.

The Certificate of Designation also provides that without the approval of the holders of a majority of the outstanding Series A Preferred Shares, we will not issue indebtedness for money borrowed or other securities which are senior to the Series A Preferred Shares in excess of the greater of (i) $100 million or (ii) 35% of our PV-10 of proved reserves as disclosed in our most recent independent reserve report filed or furnished on EDGAR.

In the event of any liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary, each holder of Series A Preferred Shares shall be entitled to receive and to be paid out of the assets of the Company available for distribution to its shareholders plus accumulated dividends to the date fixed for liquidation, winding-up or dissolution in preference to the holders of, and before any payment or distribution is made on the Common Shares.

Undesignated Shares

The Memorandum of Continuance and the Bye-Laws authorize the issuance of 100,000,000 undesignated shares, of which the Company authorized 950,000 Series A Preferred Shares. The remaining undesignated shares may be issued with such preferred, qualified or other special rights, privileges and conditions and subject to such restrictions, as the board of directors may determine, in one or more series. The issuance of shares with voting rights, conversion rights or preferential rights could adversely affect the voting power of our holders of Common Shares and could have the effect of delaying or preventing a change of control.

Anti-Takeover Provisions

Issuance of Undesignated Shares

Our board of directors has broad discretion to designate and issue shares from our remaining undesignated shares, which could be deemed to have an anti-takeover affect.

Super-Majority Voting

As described above, there are super-majority requirements for certain shareholder votes, including an amendment to certain provisions of the Bye-Laws, amalgamations and a sale, lease or exchange of substantially all of our assets.

Shareholder Action by Written Consent

The Bye-Laws provide that any action that may be done by resolutions of the shareholders of the Company in a general meeting or by resolutions of any class of shareholders in a separate general meeting may be done by resolution in writing, except for the removal of auditors or directors.

Advance Notice and Quorum Requirements

The Bye-Laws require that an annual general meeting and a special general meeting be called not less 21 clear days’ notice in writing prior to the date of the meeting, which notice must set forth the place, day and time of the meeting and the nature of the business to be considered. A resolution may only be put to a vote at a general meeting if: (i) it is proposed by or at the direction of our board of directors; (ii) it is proposed at the direction of the Supreme Court of Bermuda; (iii) it is proposed on the requisition in writing of such number of shareholders as is prescribed by the relevant provisions of the Companies Act; or (iv) the chairman of the meeting decides that the resolution may properly be regarded as within the scope of the meeting. No amendment may be made to a resolution unless the chairman of the meeting decides that the amendment may properly be put to a vote at the meeting. No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business. Unless otherwise stated in the Bye-Laws, at least two shareholders present in person or by proxy and entitled to vote representing the holders of not less than 10% of the issued Common Shares entitled to vote at such meeting shall be a quorum for all purposes.

Number of Directors and Vacancies and Removal of Directors

The Bye-Laws provide that the number of directors shall be fixed and determined from time to time by our board of directors. Our board of directors has the power at any time to appoint any individual to be a director so as to fill a vacancy in the board of directors not filled by the shareholders at any general meetings, including any vacancies created by an increase in the number of directors by the board of directors between general meetings.

The Bye-Laws provide that the Company may in a special general meeting called for that purpose remove a director, provided notice of any such meeting shall be served upon the director concerned not less than 14 days before the meeting and such director shall be entitled to be heard at that meeting. A director may be removed by the affirmative vote of a majority of the votes cast by our shareholders at the special general meeting. Any vacancy created by the removal of a director at a special general meeting may be filled at the meeting by the election of another director or, in the absence of any such election, by the board of directors.

Director and Officer Indemnity

The Bye-Laws require us to indemnify our officers and directors against all liabilities, loss, damage or expense incurred or suffered by such person in such capacity or by reason of any act done, conceived or omitted in the conduct of our business or in the discharge of such person’s duties; provided that such indemnification shall not extend to any matter which would render it void pursuant to Bermuda law. Bermuda law permits us to indemnify directors and officers against liability attaching to them arising from their duties, but such indemnification may not extend to acts of fraud or dishonesty. The Bye-Laws require us to advance funds to directors or officers for their defense upon receipt of an undertaking to repay the funds if any allegation of fraud or dishonesty is proved, and only if such advance is specifically authorized in accordance with Bye-Law 44.6. The Bye-Laws permit the purchase of indemnity insurance.

Foreign Exchange Control Regulations

We have been designated as a non-resident for Bermuda exchange control purposes by the Bermuda Monetary Authority. Because of this designation, there are no restrictions on our ability to transfer funds in and out of Bermuda.

The transfer of shares between persons regarded as resident outside Bermuda for exchange control purposes and the sale of our Common Shares to or by such persons may take place without specific consent under the Exchange Control Act 1972. Issuances and transfers of shares involving any person regarded as resident in Bermuda for exchange control purposes require specific approval under the Exchange Control Act 1972.

As an “exempted company,” we are exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermuda residents, but as an exempted company, we may not participate in certain business transactions, including: (1) the acquisition or holding of land in Bermuda (except that required for our business and held by way of lease or tenancy for terms of not more than 50 years) without the express authorization of the Bermuda legislature, (2) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Finance, (3) the acquisition of any bonds or debentures secured by any land in Bermuda, other than certain types of Bermuda government securities or (4) the carrying on of business of any kind in Bermuda, except in furtherance of our business carried on outside Bermuda.